As filed with the Securities Exchange Commission on May 7, 2010
Registration Statement No. 333- •

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SILVER BUTTE CO., INC.

(Exact name of registrant as specified in its charter)

Nevada	**1040**	**82-0263301**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 W. Main Ave.
Spokane, WA 99201
(509) 462-0215
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CSC Services of Nevada, Inc.
520 East John St
Carson City, NV 89707
(775) 971-1557
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregory B. Lipsker
Gregory B. Lipsker, PLLC
601 W. Main Ave., Suite 1017
Spokane, WA 99201
(509) 993-9310

From time to time after the effective date of this registration statement
(Approximate date of commencement of proposed sale to public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐Accelerated Filer ☐Non-Accelerated Filer ☐Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock to be offered for resale by Selling Security Holders	8,431,499	$ 0.095(1)	$800,992.41	$57.11
TOTAL	**8,431,499**	**$ 0.095**	**$ 992.41**	**$57.11**

(1) The registration fee is calculated pursuant to Rule 457(c) of the Securities Act based on the average of the high and low bid price of the Registrant's common stock on April 28, 2010, as reported by the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Security Holders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion: Dated May 3, 2009
SILVER BUTTE CO., INC
8,431,499 SHARES OF COMMON STOCK
BY SELLING SHAREHOLDERS

This prospectus relates to the sale, transfer or distribution of up to 8,431,499 shares of the common stock, par value $0.001 per share, of Silver Butte Co., Inc. by the Selling Security Holders described herein. The price at which the Selling Security Holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale or distribution of the common stock by the Selling Security Holders.

Our common stock is quoted on the Financial Industry Regulatory Authority's Over the Counter Bulletin Board ("OTCBB") under the symbol "SIBM". On April 30, 2010, the closing sale price for our common stock was $0.07 on the OTCBB.

Investing in our common stock involves risks.

See "Risk Factors" beginning on page 5.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 3, 2010

TABLE OF CONTENTS

You may rely on the information contained in this prospectus or that we have referred you to via this prospectus. We have not authorized anyone to provide you with different or further information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained herein by reference thereto in this prospectus is correct as of any time after its date.

FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain "forward-looking statements." Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "believes" or "does not believe", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

- our failure to obtain additional financing;
- our inability to continue as a going concern;
- the unique difficulties and uncertainties inherent in the mineral exploration business;
- the inherent dangers involved in mineral exploration;
- our President's and Secretary/Treasurer's inability or unwillingness to devote a sufficient amount of time to our business operations;
- our common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Risk Factors", "Description of the Business" and "Management's Discussion and Analysis" of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except are required by law, we disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

Table of Contents

SUMMARY INFORMATION

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our consolidated financial statements and the related notes, before deciding to invest in shares of our common stock.

Financial Information and Accounting Principles

All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars*.*

The Offering

This is an offering of up to 8,431,499 shares of our common stock by certain Selling Security Holders.

Shares Offered by the Selling Security Holders:	8,431,499 of common stock, $0.001 par value.
Offering Price:	Determined at the time of sale by the Selling Security Holders. The price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Security Holder.
Common Stock Outstanding as of April 28, 2010:	19,680,412 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders and thus there will be no increase in our issued and outstanding shares as a result of this offering.
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the Selling Security Holders.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC Bulletin Board Symbol	SIBM

The number of shares of our common stock that will be outstanding immediately after this offering is 19,680,412 as of April 28, 2010. There are no outstanding options, warrants or other rights to acquire any of our securities.

Summary of Our Business

Silver Butte Mining Co., Inc. was incorporated under the laws of the State of Idaho on January 19, 1965, as a mining company engaged in the exploration of non-ferrous and precious metals, principally silver and lead. The Company was unable to develop any commercial ore deposits following many years of extensive exploration through geologic sampling and mapping, core drilling, and tunneling, and abandoned its status as an exploration stage enterprise by ceasing all exploration activities in 1994.

On February 4, 2004, a merger with Silver Butte Co., Inc was ratified, and Silver Butte Co., Inc was incorporated in the state of Nevada on March 4, 2004. On that date, the Registrant merged into its wholly-owned Nevada subsidiary and changed its corporate domicile from the state of Idaho to the state of Nevada. Throughout this report reference to "the Registrant or Company" includes the Idaho corporation prior to the merger, and the Nevada corporation subsequent to the merger.

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who, or which, desire to seek the perceived advantages of a publicly registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and may participate in a business venture of virtually any kind or nature. Because the Company has no operations and only nominal assets, it is defined as a shell company by the Securities & Exchange Commission.

The Company's executive offices are located at 601 W Main Avenue, Spokane, Washington, 99201, and its mailing address is the same.

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

1. ***Because our Company was historically engaged in the mineral exploration industry, there exists the possibility that the Company may have environmental liability.***

There can be no assurance that the Company may not at some future date be deemed to have environmental liabilities as a consequence of prior activities in the mining industry.

2. ***The Company has minimal operating capital, no significant assets and has no revenues or earnings from operations.***

The Company has minimal operating capital and for the forseeable future will be dependent upon its ability to finance its operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to do so could result in the bankruptcy of the Company or other event which would have a material adverse effect on the Company and its shareholders. The Company has no significant assets or financial resources. The Company will be dependent the acquisition of an operating company in order for it to generate revenues or earnings.

3. ***You should not rely on an investment in our common stock to provide dividend income.***

We have never paid any dividends and we do not plan to pay cash dividends on our common stock in the foreseeable future.

4. ***Our common stock is quoted on OTC Bulletin Board.***

Trading in our stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system or a stock exchange such as the Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

5. ***Our stock is a penny stock and subject to certain restrictions on sales practices on broker-dealers,***

The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

6. *Lack of liquidity.*

Because the Company is a shell company, shareholders holding unregistered shares of the Company's common stock will not be able to avail themselves of Rule 144 for the resale of such restricted securities.

7. *Because we have no operating business we are considered a 'blank check" or "shell" company.*

- Because the Company is a shell company, shareholders holding unregistered shares of the Company's common stock will not be able to avail themselves of Rule 144 for the resale of such restricted securities.

- Restrictions on the resale of restricted shares of the Company's common stock due to its shell company status may make it difficult, more expensive or impossible for the Company to finance any business opportunity.

- The Company will be required to file current "Form 10 information" with the Securities and Exchange Commission within four days of any business acquisition. This may increase the cost of such an acquisition or preclude some business opportunities entirely.

- Until such time as the Company ceases to be shell Company it will be required to comply with Rule 419 under the Securities Act of 1933. This rule governs the offering of securities by "blank check" companies. Our Company is deemed to be a "blank check" because it is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and is issuing "penny stock." Rule 419 imposes additional requirements on a blank check company which seeks to offer its securities . Compliance with Rule 419 may make any such contemplated offering more expensive to the Company, more difficult to find potential investors and more time consuming to effect a business transaction. Such requirements include the escrow of the proceeds of any offering, the obligation of the Company to provide, and the right of the purchaser to receive, information regarding an acquisition, including the requirement that purchasers confirm in writing their investment in the Company after an acquisition candidate is identified and the probable requirement of a post-effective amendment to the offering document setting forth information about the acquisition target that would be required in the applicable form of registration statement. Compliance with Rule 419 will increase the cost of any such offering, may make investment in the Company less attractive to certain investors and may make the Company less attractive to potential acquisition candidates.

RATIO OF EARNINGS TO FIXED CHARGES

Not applicable.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the Selling Security Holders.

DETERMINATION OF OFFERING PRICE

Our common stock is quoted on the OTCBB. The actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Security Holders. The offering price will thus be determined by market factors and the independent decisions of the Selling Security Holders.

DILUTION

The common stock to be sold by the Selling Security Holders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

SELLING SECURITY HOLDERS

This prospectus covers the offering of up to 8,431,499 shares of our common stock by Selling Security Holders.

The shares issued to the Selling Security Holders are "restricted" shares under applicable federal and state securities laws and are being registered to give the Selling Security Holders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Security Holders. The Selling Security Holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution".

Each of the Selling Security Holders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The Selling Security Holders and any agents or broker-dealers that participate with the Selling Security Holders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares. We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Security Holder Information

The Selling Security Holders named in this prospectus are offering all of the 8,431,499 shares of common stock offered through this prospectus, which shares were acquired by the Selling Security Holders from the Company in offerings that were exempt from registration under the Securities Act of 1933, as amended.

The following table provides information regarding the beneficial ownership of our common stock held by each of the Selling Security Holders as of April 28, 2010, including:

(1)   the number of shares owned by each prior to this offering;
(2)   the total number of shares that are to be offered by each;
(3)   the total number of shares that will be owned by each upon completion of the offering;
(3)   the percentage owned by each upon completion of the offering; and
(3)   the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The numbers in the following table assume that none of the Selling Security Holders sell shares of common stock not being offered in this prospectus or purchase additional shares of common stock, and assume that all shares offered are sold.

As at April 28, 2010, we had 19,680,412 shares of our common stock issued and outstanding.

Name and Address of Selling Shareholder (All Foreign Residents)	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Carstens, Philip J. E 1306 Rockwood Blvd Spokane, Wa 99203	75,000	75,000	-0-	0
Dammarell, Arthur P. Jr & Jeanne L., Jtwros 17922 N. Hatch Rd Colbert, Wa 99005	100,000	100,000	-0-	0
Dunne, Terrence J. (1) 601 W. Main Ave Suite 1017 Spokane, Wa 99201	2,716,667	2,716,667	-0-	0
Etter, James F. E 5503 Broadway Spokane, Wa 99212	700,500	200,000	500,500	2.5
Evans, Robert (2) Box 178 Ponderay, Id 83852	303,333	303,333	-0-	0
Evans, Robert H. & Nona B. Jtwros (2) Po Box 178 Ponderay, Idaho 83852	100,000	100,000	-0-	0
Hohman, Wayne A. (1) 311 Montgomery Post Falls, Id 83854	646,500	646,500	-0-	0
Jacobs, Ralph J. & Muxfeldt, Stephanie M. 6008 N. 18th St. Dalton Gardens, Id 83815	70,000	70,000	-0-	0
Greg Lipsker (2) 1213 W. Railroad Ave. Spokane, WA 99201	260,000	260,000	-0-	0
Mazzie, Joe P 101 N Stone Spokane, Wa 99202	225,000	200,000	25,000	(3)
McConnaughey, John T. (2) P O Box 664 Sandpoint, ID 83864	223,123	166,666	56,457	(3)
McConnaughey, John T. & Freda L. Jtwros(2) Po Box 644 Sandpoint, Id 83864	683,333	683,333	-0-	0
J.D. McGraw 6406 Olympia, Dr. Houston TX, 77057	200,000	200,000	-0-	0
McNeice, Janet A 5811 S Mohawk Dr Spokane, Wa 99206	149,000	80,000	69,000	(3)
McNeice, Randall (Nominee) 910 Wash Trst Fin Ctr Spokane, Wa 99201	210,425	80,000	130,425	(3)
James F. McQuade, Estate of 601 W. Main Ave., Suite 1017 Spokane WA 99201	100,000	100,000	0	0
Parrish Brian Nano Fund, Inc 5105 S. Sunward Dr. Spokane, WA 99223	50,000	50,000	-0-	0
Powell, Martyn A. (1) 2024 105th Pl Se Everett, Wa 98208	100,000	100,000	-0-	0
Powers, Patrick G. Po Box 2636 Coeur D' Alene, Id 83816	1,670,000	1,670,000	-0-	0
Zinger, Elmer J. (2) 105 N First Ave #205 Sandpoint, Id 83864	645,000	630,000	15,000	(3)
Total	9,227,881	8,431,499	796,382	4.05

(1) Director or Executive Officer
(2) Former Director or Executive Officer
(3) Legal Counsel
(4) Less than 1%

Except as noted above, none of the Selling Security Holders:

- has had a material relationship with us other than as a shareholder at any time within the past three years;
- has been one of our officers or directors;
- are affiliated or have been affiliated with any broker-dealer in the United States; and
- are affiliated with or have been affiliated with us or any of our predecessors or affiliates during the past three years.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the Selling Security Holders. When we refer to Selling Security Holders, we intend to include donees and pledgees selling shares received from a named Selling Security Holder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Security Holders. Sales of shares may be effected by the Selling Security Holders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Security Holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Security Holders.

The Selling Security Holders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Security Holders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the Selling Security Holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Security Holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Neither the Company nor any shareholder has any arrangement or understanding to sell the shares of any selling shareholder. In the event that the Company or any selling shareholder shall enter into an arrangement or understanding with any member of the Financial Industry Regulating Authority (FINRA) to sell the shares of any selling shareholder, the maximum compensation to be paid to any such FINRA member will not exceed 8% of the offering amount.

In the event that the registration statement is no longer effective, the Selling Security Holders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum six-month holding period.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue three hundred million (300,000,000) shares of $0.001 par value common stock. All of the common stock authorized has equal voting rights and powers without restrictions in preference. All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

At April 28, 2010, there were 19,680,412 shares of common stock issued and outstanding held by approximately 1,140 shareholders of record. There are no outstanding options, warrants or other rights to acquire shares of our Common Stock. Our common stock is quoted on the OTCBB under the trading symbol "SIBM".

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock. At April 28, 2010, there were no shares of preferred stock issued and outstanding. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but un-issued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion have the power to determine the preferences, limitations, and relative rights of each series of Preferred Stock within the limits set forth in the Idaho Business Corporations Act. As of the date of this memorandum, no preferred stock has been issued.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

<h2 style="text-align:center">DESCRIPTION OF THE BUSINESS</h2>

Silver Butte Mining Co., Inc. was incorporated under the laws of the State of Idaho on January 19, 1965, as a mining company engaged in the exploration of non-ferrous and precious metals, principally silver and lead. The Company was unable to develop any commercial ore deposits following many years of extensive exploration through geologic sampling and mapping, core drilling, and tunneling, and abandoned its status as an exploration stage enterprise by ceasing all exploration activities in 1994.

On February 4, 2004, a merger with Silver Butte Co., Inc was ratified, and Silver Butte Co., Inc was incorporated in the state of Nevada on March 4, 2004. On that date, the Registrant merged into its wholly-owned Nevada subsidiary and changed its corporate domicile from the state of Idaho to the state of Nevada. Throughout this report reference to "the Registrant or Company" includes the Idaho corporation prior to the merger, and the Nevada corporation subsequent to the merger.

The Company seeks to investigate and, if such investigation warrants, acquire an interest in a business seeking the perceived advantages of a publicly registered corporation. The Company may seek a business opportunity with an entity which has recently commenced operations, wishes to utilize the public marketplace in order to raise additional capital to expand into new products or markets, develop a new product or service, or for other corporate purposes. The Company may acquire assets and/or establish subsidiaries in various businesses, or acquire existing businesses as subsidiaries.

Business opportunities may be available in many different industries at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Management of the Company, while not especially experienced in matters relating to the new direction of the Company, will rely primarily upon their own efforts to accomplish the business purposes. The Company does not anticipate a significant change in the number of employees during the next twelve months. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel, will be utilized to effectuate its business purposes described herein. During the next twelve months, the Company expects to be able to satisfy its cash requirements, and does not foresee the need to raise additional capital during this period.

Because we have no operations and only nominal assets we are what the Securities and Exchange Commission defines as a shell company. At such time as we cease to be a shell company we will need to file a Form 8-K that contains the information that would be required in an initial registration statement on Form 10 to register a class of securities under Section 12 of the Securities Exchange Act of 1934. We will be required to file the Form 8-K within four business days after the closing of the transaction that results in our no longer being considered a shell company.

We have voluntarily registered our shares under the Securities Exchange Act of 1934 (the "Exchange Act") in order to become a reporting company. Management believes that it will be better able to finance its operations as a reporting company and will facilitate or improve the terms on which additional equity financing may be sought as well as making the Company a more attractive acquisition candidate.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against the Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the Over The Counter Bulletin Board ("OTCBB"), which is sponsored by the Financial Industry Regulatory Authority ("FINRA"). The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network, which provides information on current "bids" and "asks" as well as volume information. The OTCBB is not considered a "national exchange." Our symbol is "SIBM."

The following table sets forth the range of high and low bid prices as reported by the OTC Bulletin Board under the symbol 'SIBM' for each quarter during the years ended December 31, 2008 and 2009 and through the first quarter of 2010. These bid prices reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

2008	High Closing	Low Closing
First Quarter	.30	.16
Second Quarter	.46	.16
Third Quarter	.43	.26
Fourth Quarter	.40	.13
2009:		
First Quarter	.19	.11
Second Quarter	.17	.10
Third Quarter	.12	.08
Fourth Quarter	.12	.05
2010		
First Quarter	.12	.05

Holders

On April 28, 2010, the shareholders' list of our common shares showed 1,140 registered shareholders and 19,680,412 shares outstanding.

Dividend Policy

We have not paid any cash dividends on our common stock and we have no intention of paying any dividends on our shares of common stock in the near future. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

FINANCIAL STATEMENTS

Silver Butte Co., Inc.
Balance Sheets (unaudited)
February 28, 2010 and August 31, 2009

	February 28, 2010	August 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,341	$ 4,619
Total assets	$ 24,341	$ 4,619
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ -	$ 195
Total current liabilities	-	195
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 300,000,000 shares authorized, 19,420,412 and 18,710,412 shares issued and outstanding, respectively	19,420	18,710
Additional paid-in capital	1,002,349	967,559
Accumulated deficit	(997,428)	(981,845)
Total stockholders' equity	24,341	4,424
Total liabilities and stockholders' equity	$ 24,341	$ 4,619

The accompanying condensed notes are an integral part of these financial statements.

12

Silver Butte Co., Inc.
Statements of Expenses (unaudited)
For the Three and Six Months Ended
February 28, 2010 and 2009

	Three Months Ended		Six Months Ended	
	2/28/2010	2/28/2009	2/28/2010	2/28/2009
Operating expenses:				
Professional service fees	$ (6,821)	$ (5,827)	$ (14,598)	$ (16,995)
Other general and administrative	(750)	(1,631)	(985)	(2,521)
Total operating expenses	(7,571)	(7,458)	(15,583)	(19,516)
Other income:				
Interest income	-	-	-	-
Total other income	-	-	-	-
Net loss	$ (7,571)	$ (7,458)	$ (15,583)	$ (19,516)
Loss per common share – basic	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Weighted average common shares outstanding – basic	19,420,412	18,710,412	19,289,031	18,710,412

The accompanying condensed notes are an integral part of these financial statements.

Silver Butte Co., Inc.
Statements of Cash Flows (unaudited)
For the Six Months Ended
February 28, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (15,583)	$ (19,516)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in:		
Accounts payable	(195)	(1,933)
Net cash used by operating activities	(15,778)	(21,449)
Cash flows from financing activities:		
Proceeds from sale of common stock	35,500	-
Net cash provided by financing activities	35,500	-
Net increase (decrease) in cash and cash equivalents	19,722	(21,449)
Cash and cash equivalents, beginning of period	4,619	33,926
Cash and cash equivalents, end of period	$ 24,341	$ 12,477

The accompanying condensed notes are an integral part of these financial statements.

Silver Butte Co., Inc.
Notes to Financial Statements - Unaudited

1. Basis of Presentation

These unaudited financial statements of Silver Butte Co., Inc. ("the Company") included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Although certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended August 31, 2009, included in the Company's Form 10-K

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ended August 31, 2010.

2. Description of Business

Silver Butte Co., Inc. was incorporated in Nevada on March 4, 2004, and is the successor company of Silver Butte Mining Company, which was incorporated in Idaho in 1965. Throughout this report, reference to 'the Company' may include reference to the Idaho corporation, prior to the merger, or the Nevada corporation.

The Company was originally organized to explore, acquire and develop mineral properties and rights, primarily in Idaho. Since the Company's exploration activities never developed commercial ore deposits, the Company abandoned, or sold, its mineral properties and rights, and positioned itself to seek other business opportunities.

3. Stockholders' Equity

On February 24, 2010, the Board of Directors resolved to file a S-1 Registration Statement to register all issued and outstanding unregistered shares of the Company, as of the date of the filing of the Registration Statement. The Company engaged Gregory B. Lipsker, Attorney, to prepare the S-1. The $25,000 legal fees associated with this engagement will be due as follows:
- $17,000 due upon the signing of the engagement letter to be paid as follows:
    - -$4,000 cash
    - -260,000 shares of common stock valued at $13,000
- $8,000 due upon the effective date of the Registration Statement

Subsequent to February 28, 2010, these shares were issued.

4. Subsequent Event

The company evaluated subsequent events through April 9, 2010, which is the date these financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Silver Butte Co, Inc.
Spokane, Washington

We have audited the accompanying balance sheets of Silver Butte Co., Inc. as of August 31, 2009 and 2008, the related statements of expenses, and changes in stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Silver Butte Co., Inc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Silver Butte Co., Inc internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Butte Co., Inc as of August 31, 2009 and 2008, and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming Silver Butte Co., Inc will continue as a going concern. As discussed in Note 6 to the financial statements, Silver Butte Co., Inc suffered net losses and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, PC

www.malone-bailey.com
Houston, Texas
November 23, 2009

Silver Butte Co., Inc.
BALANCE SHEETS
August 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,619	$ 33,926
Total assets	$ 4,619	$ 33,926
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 195	$ 1,959
Total current liabilities	195	1,959
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued or outstanding		
Common stock, $0.001 par value; 300,000,000 shares authorized; 18,710,412 shares issued	-	-
and outstanding	18,710	18,710
Additional paid-in capital	967,559	967,559
Accumulated deficit	(981,845)	(954,302)
Total stockholders' equity	4,424	31,967
Total liabilities and stockholders' equity	$ 4,619	$ 33,926

The accompanying notes are an integral part of these financial statements.

Silver Butte Co., Inc.
STATEMENTS OF EXPENSES
For the Years ended August 31, 2009 and 2008

	2009	2008
Operating expenses:		
Professional services	$ (23,892)	$ (31,622)
General and administrative expenses	(3,651)	(5,810)
Total operating expenses	(27,543)	(37,432)
Other income:		
Interest income	-	12
Total other income	-	12
Net loss	$ (27,543)	$ (37,420)
Loss per common share-basic	0.00	0.00
Weighted average common shares outstanding-basic	18,710,412	18,303,700

The accompanying notes are an integral part of these financial statements.

Silver Butte Co., Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years ended August 31, 2009 and 2008

| | Common stock | | Additional Paid-In | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balances, August 31, 2007	17,743,746	$ 17,744	$ 910,525	$ (916,882)	$ 11,387
Issuance of common stock for cash	966,666	966	57,034		58,000
Net loss				(37,420)	(37,420)
Balances, August 31, 2008	18,710,412	18,710	967,559	(954,302)	31,967
Net loss				(27,543)	(27,543)
Balances, August 31, 2009	18,710,412	$ 18,710	$ 967,559	$ (981,845)	$ 4,424

The accompanying notes are an integral part of these financial statements.

19

Silver Butte Co., Inc
STATEMENTS OF CASH FLOWS
For the Years ended August 31, 2009 and 2008

		2009		2008
Cash flows from operating activities:				
Net loss	$	(27,543)	$	(37,420)
Changes in assets and liabilities:				
Accounts payable		(1,764)		(1,216)
Net cash used by operating activities		(29,307)		(38,636)
Cash flows from financing activities:				
Proceeds from sale of common stock		-		58,000
Net cash provided by financing activities		-		58,000
Net change in cash and cash equivalents		(29,307)		19,364
Cash and cash equivalents, beginning of year		33,926		14,562
Cash and cash equivalents, end of year	$	4,619	$	33,926
Cash paid for:				
Interest	$	-	$	-
Income taxes	$	-	$	-

The accompanying notes are an integral part of these financial statements.

Silver Butte Co., Inc
NOTES TO FINANCIAL STATEMENTS

1.   *Description of Business*

Silver Butte Co., Inc was incorporated in Nevada on March 4, 2004, and is the successor of Silver Butte Mining Company, an Idaho corporation incorporated on January 19, 1965. Throughout this report reference to "the Company" may include the Idaho corporation, prior to the merger, and the Nevada corporation subsequent to the merger.

The Company was originally organized to explore, acquire, and develop mineral properties and rights primarily in Idaho. However, the Company's exploration activities never developed any commercial ore deposits, and the Company decided to abandon or sell its mineral properties and rights, and favorably position itself to seek other profitable business opportunities.

2.   *Summary of Significant Accounting Policies*

Cash Equivalents
Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents. The Company deposits its cash and cash equivalents in high quality financial institutions.

Environmental Matters
The Company has owned mineral property interests on certain public and private lands in Idaho, and presently holds mineral rights on one claim in Bonner County, Idaho. The claim is Cleveland Lode in Section 6, Township 55 North, Range 2 West.

The Company's properties have been subject to a variety of federal and state regulations governing land use and environmental matters. The Company's management has engaged consultants to review the potential environmental impacts of its prior mineral exploration and development activities, believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. However, the possibility exists that the Company may be subject to environmental liabilities associated with its prior activities in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

Income Taxes
The Company accounts for income taxes using the asset and liability approach for financial accounting and income tax reporting based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Net Loss Per Share
Basis loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the year, and does not include the impact of any potentially dilutive common stock equivalents. Potential common shares are not included in the computation of loss per share, if their effect is antidilutive. At August 31, 2009 and 2008, the Company had no potential common shares, and only basic loss per share is reported for the years then ended.

Fair Values of Financial Instrument
The carrying amounts of financial instruments, including cash and cash equivalents and payables approximated their fair values at August 31, 2009 and 2008.

Use of Estimates
In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Silver Butte Co., Inc
Notes to Financial Statements

3.   *New Accounting Pronouncements*

In April 2009, the FASB issued authoritative guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. This guidance became effective for interim and annual reporting periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted this guidance without a material effect on its financial position or results of operations.

In April 2009, the FASB amended the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It became effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the guidance without a material effect on its financial position or results of operations.

In April 2009, the FASB amended guidance to require disclosures about fair value of financial instruments for interim and annual reporting periods of publicly traded. It is effective for interim reporting periods ending after June 15, 2009, and was adopted without a material effect on the Company's financial position or results of operations.

In May 2009, the FASB issued authoritative guidance related to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance became effective for the Company for interim or annual periods ending after June 15, 2009 and was adopted without a material effect on its financial position or results of operations.

In June 2009, the FASB issued an update which establishes the FASB Accounting Standards Codification™ (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. The Codification became effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on the Company's financial position or results of operations.

4.   *Income Taxes*

Deferred tax assets from net operating loss carryforwards were approximately $193,000 and $184,000, respectively, for the years ended August 31, 2009 and 2008. Deferred tax assets were calculated assuming a 34% marginal tax rate, and prior years are adjusted to reflect enacted tax rates expected to be in effect when taxes are actually paid or recovered. Management believes it is more likely than not that these deferred tax assets will not be realized, and therefore a valuation allowance equal to the full amount of the deferred tax asset has been established. At August 31, 2009 and 2008, the Company had tax basis net operating loss carryforwards totaling approximately $569,000 and $541,000, respectively which expire through 2029.

5.   *Stockholders' Equity*

Private Placement
During the year ended August 31, 2008, 966,666 common shares were sold in a private placement, at a price of $0.06 per share for total proceeds of $58,000.

6.   *Going Concern*

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered net losses and has minimal cash on hand. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern

7.   *Fair Value Disclosures*

At September 30, 2009, the Company's financial assets and liabilities, which include cash and cash equivalents, certificates of deposit, and accounts payable, have carrying values which approximate fair value computed using Level 1 inputs. The Company had no non-financial assets or liabilities.

8.   *Subsequent Events*

Subsequent to August 31, 2009, the Company sold 710,000 common shares in a private placement for $35,500.   The Company evaluated subsequent events through November 23, 2009.

SELECTED FINANCIAL DATA

Not applicable.

SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Statement

Some sections of this management's discussion and analysis of our financial condition and results of operations may contain forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions that are not statements of historical facts. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimates," "forecast," "project" and similar expressions identify forward-looking statements. The forward-looking statements in this document are based upon various assumptions, and although we believe that these assumptions were reasonable when made, these statements are not guarantees of future performance and are subject to certain risks and uncertainties, some of which are beyond our control, and are difficult to predict. Actual results could differ materially from those expressed in forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which reflect management's view only as of the date of this report.

Material Changes in Financial Condition and Results of Operations

Result of Operations for period ended February 28, 2010 compared to the period ended February 28, 2009

During the three and six month periods ended February 28, 2010, the Company had a net loss of $7,571 and $15,583 respectively compared to a net loss of $7,458 and $19.516 during the three month and nine month periods ended September 30, 2009. This net loss during the three month period ended February 28, 2010 is substantially unchanged from the three month period ended February 28, 2009.

Total operating expenses of $7,571 during the three month period ended September 30, 2010 were substantially unchanged from $7,458 for the comparable period ended September 30, 2009.

Liquidity and Capital Resources

The Company's working capital at February 28, 2010 was $24,341 compared to working capital of $4,424 at February 28, 2009. Working capital increased primarily due the receipt of $35,500 proceeds from a private placement of the Company's common stock during the six month period ended February 28, 2010.

Net cash used in operating activities was $15,778 during the six month period ended February 28, 2010 compared with $21,449 during the six month period ended February 28, 2009.

Cash flow from financing activities was $35,500 during the six month period ended February 28, 2010 compared to $0 during the six month period ended February 28, 2009.

As a result, cash increased by $19,722 during the six month period ended February 28, 2010. The Company had cash of $24,341 at February 28, 2010.

Year ended August 31, 2009 compared to year ended August 31, 2008.

Result of Operations

During 2009, the Company had a net loss of $27,543 compared to a net loss of $37,420 during 2008. This represents a decreased loss of $9,877 over the year ended August 31, 2008.

Total operating expenses decreased to $27,543 in 2009 from $37,432 in 2008. The difference is due primarily to a decrease in general administrative expenses to $3,651 in 2009 from $5,810 and a decrease in professional fees to $23,892 in 2009 from $31,622 in 2008.

The Company had no net income in 2009 and only nominal net interest income in 2008.

Liquidity and Capital Resources

The Company's working capital at August 31, 2009 was $4,424 compared to working capital of $31,967 at August 31, 2008. Working capital decreased due to the current year net loss.

Net cash used in operating activities was $29,307 in 2009 compared with $38,636 in 2008. This decrease is primarily due to the decrease general and administrative as well as professional fees..

Cash flow from investing activities was $0 in 2009, as compared with $58,000 in 2008.

Cash flow from financing activities was $0 in 2009, as compared with $58,000 in 2008.

As a result, cash decreased by $29,307 in 2009. The Company had cash of $4,619 as of August 31, 2009.

The Company estimates that the annual costs associated with being a reporting public company will be approximately $24,000. This amount is comprised of accounting fees of approximately $20,000 and legal fees of approximately $4,000. In addition the Company estimates that it will incur approximately $5,000 per year to seek a business opportunity to acquire and up to an additional $15,000 to acquire any such business opportunity once identified. It will be necessary for the Company to raise additional capital to continue its business activities in the next twelve months.


**CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE**


None.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


Not applicable


DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS


All directors of the Company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of the Company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages (as of April 28, 2010), and positions held are as follows:

Name	Age	Affiliation with Registrant	Expiration of Term
Terrence J. Dunne	61	President, Director	Annual meeting
Martyn A. Powell	57	Secretary, Director	Annual meeting
Wayne Hohman	69	Director	Annual meeting
Edward C. Wert	63	Director	Annual meeting

Set forth below is a brief description of the background and business experience of our executive officers and directors.

Business Experience of Directors and Executive Officers

Terrence J. Dunne: Mr. Dunne was appointed President, CEO, and a director on July 28, 2009. For more than the past five years, Mr. Dunne has operated as a business consultant through his company, Terrence J. Dunne & Associates. Mr. Dunne received his BS, MBA, and Masters in Taxation degrees from Gonzaga University. In addition, Mr. Dunne serves as a director of Silver Butte Co., Inc., Gold Crest Mines, Inc., and Rock Energy Resources, Inc.

Martin J. Powell: Mr. Powell was appointed as Secretary and a director of the Company on November 2, 2009. For the past 20 years, Mr. Powell has been active as a Real Estate Investor and Licensed Realtor in the Greater Seattle Area. Mr. Powell was the President and a Director of Missouri River and Gold Gem Corp, a public company from 1999-2004, at which time control of the company was acquired by Entremetrix Inc, a Nevada Corporation. Mr. Powell was the President and a Director of Aberdeen Idaho Mining Company, a public company from 2002-2004, at which time the control of the company was acquired by MotivNation Inc, a Nevada Corporation. Mr. Powell was the Secretary and a Director of Quad Metals Corporation, a public company from 2001-2003, at which time control of the company was acquired by DataJungle Inc, a Nevada Corporation.

24

Wayne A. Hohman   Mr. Hohman retired from teaching in 1996 after twenty-nine years, and then became involved in land and timber management.   He was appointed to the Board of Directors in 1996.

Edward C. Wert   Mr. Wert was appointed as a director on March 1, 2006. Mr. Wert was a school teacher for 27 years at West Valley School District, and is presently retired and living in Sagle, Idaho. Mr. Wert has also served on the Schweitzer Mountain Ski Patrol for the last 30 years.

Committees of the Board of Directors

Audit Committee

The Audit Committee is responsible for monitoring the integrity of the Company's financial reporting standards and practices and its financial statements, overseeing the Company's compliance with ethics and compliance policies and legal and regulatory requirements, and selecting, compensating, overseeing, and evaluating the Company's independent auditors.

The entire Board of Directors serve as members of the Audit Committee. Mr. McKinney and Mr. Teneff are independent as defined by NASDAQ marketplace rules 4200(a)(15) and 4350(d)(2). In forming our Board of Directors, we sought individuals with the ability to guide our operations based on their business experience, both past and present, and their education. Our business model is not complex and our accounting issues are straightforward. Responsibility for our operations is centralized within management. We rely on the assistance of others to help us with the preparation of our financial information. We recognize that having a person who possesses all of the attributes of an independent audit committee financial expert would be a valuable addition to our Board of Directors. However, we are not, at this time, able to compensate such a person, and therefore, may find it difficult to attract such a candidate.

The Board of Directors has not adopted a policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Such a policy will be adopted during the first quarter of 2007.

Nominating Committee

The entire Board performs the function of the Nominating Committee. A written nominating charter will be adopted in the first quarter of 2007.

Significant Employees

We have no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.   any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.   any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.   being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.   being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.

Compensation of Directors

No executives or directors were compensated by the Company for the fiscal years ended August 31, 2009 or 2008, for work performed that is required to be reported. In addition, the Company provided no stock options, warrants, or stock appreciation rights, and there are no employment contracts or incentive pay agreements with any officer or director.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

None.

Corporate Governance

At a meeting of the Board of Directors on August 19, 2009, Terrence J. Dunne, H. James Magnuson and Thomas S. Smith were appointed as the Audit Committee for the Company. The Company does not have a standing Compensation Committee or Nominating Committee at the present time. We believe that the functions of a Compensation Committee and Nominating Committee can be adequately performed by the board of directors as it currently exists

Additionally, our board of directors does not have a policy with regards to the consideration of any director candidates recommended by our shareholders. Our board of directors has determined that it is in the best position to evaluate the Company's requirements as well as the qualifications of each candidate when the board considers a nominee for a position on our board of directors. If shareholders wish to recommend candidates directly to our board, they may do so by sending communications to the President of the Company.

Director Independence

All members of the Board of Directors are independent directors as defined by NASDAQ Marketplace Rules 4200(a)(15) and 4350(d)(2) respectively.

In determining the matter of independence, neither Messrs Dunne, Dammerall nor Lavigne had any transactions, relationships or arrangements with the Company prior to or after becoming directors of the Company except for becoming shareholders of the Company pursuant their investment participation in the Company's private placements on the same terms as all other investors in that offering. In determining the matter of director independence, the following matrix was utilized.

Director	Company Employee(1)	Compensation from Company (2)	Other Relationship (3)	Independent Director
Terrence J. Dunne	No	No	No	No
Martyn A. Powell	No	No	No	No
Wayne A. Hohman	No	No	No	No
Edward C. Wert	No	No	No	No

(1) a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(2) a director who accepted or who has a Family Member who accepted any compensation from the company . . . in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

    (i)   compensation for board or board committee service;

    (ii) compensation paid to a Family Member who is an employee (other than an executive officer) of the company ; or

    (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation

(3) Other relationships include:

    (i) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities; or(ii) payments under non-discretionary charitable contribution matching programs.

(ii) a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

(iii) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the company's audit at any time during any of the past three years.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of common stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

(a) Security ownership of certain beneficial owners:
One person of record, in addition to one officer and director, owns more than 5% of the Company's Common Stock as follows:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Patrick G. Powers	1,670,000 direct	8.60

(1)   Based upon 19,680,412 total common shares outstanding as of April 28, 2010.

(b) Security Ownership of Management:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Terrence J. Dunne, Spokane, Washington	2,716,667 direct	13.99
Common Stock	Wayne A. Hohman, Spirit Lake, Idaho	646,500 direct	3.33
Common Stock	Martyn A. Powell Mukilteo, Washington	100,000 direct	0.51
Common Stock	Edward C. Wert, Spokane, Washington	130,878 direct	0.67
Common Stock	Directors and Executive Officers as a Group	3,594,045	18.50

(1)   Based upon 19,680,412 total common shares outstanding as of April 28, 2010

Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions
Except for the transactions described below, none of our directors, executive officers or more-than-five-percent shareholders, nor any associate, affiliate, or family member of the foregoing, have any interest, direct or indirect, in any transaction or in any proposed transactions, since the start of the fiscal year ending August 31, 2009, which has materially affected or will materially affect us.

Other than as set forth above, none of our directors, executive officers or more-than-five-percent shareholders, nor any associate, affiliate, or family member of the foregoing, has entered into any agreement with the Company in which any of them is to receive from the Company or provide to the Company anything of value.

TRANSFER AGENT AND REGISTRAR

We utilize the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as our transfer agent and registrar.

LEGAL MATTERS

The validity of our common stock offered by this prospectus has been passed upon by Gregory B. Lipsker, PLLC,, W. 601 Main Ave., Suite 1017, Spokane, WA 99201 by opinion dated April 20, 2010.

EXPERTS

Malone & Bailey, PC, independent registered public accounting firm, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Dm-t has presented their report with respect to our audited financial statements. The report of Dm-t is included in reliance upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

PROSPECTUS

SILVER BUTTE CO., INC.

8,431,499 Shares of Common Stock

April •, 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 – OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

	Amount
Securities and Exchange Commission Registration Fee	$57.11
Legal Fees and Expenses	$25,000.00
Accounting Fees and Expenses	$5,000.00
Printing and Engraving Expenses	$2,000.00
Miscellaneous Expenses	$1,000.00
Total	$33,057.11

All amounts are estimates, other than the SEC's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 14 – INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Business Corporation Act authorizes a corporation to indemnify directors and officers in certain circumstances. The corporation may indemnify against all reasonable expenses (including attorneys' fees) for all judgments, fines and amounts paid in settlement. The corporation may only indemnify an officer or director if:

(i) the indemnified person acted in good faith and in a manner reasonably believed by the person to be in, or not opposed to, the best interests of the corporation; and

(ii) in the case of a criminal proceeding, the indemnified person had no reasonable cause to believe his or her conduct was unlawful.

No indemnification may be made if it is determined that the individual did not meet the above listed standards or is determined to be liable on the basis that he or she received a financial benefit not entitled to.

A corporation's determination of whether to indemnify someone must be made:

(i) by a majority vote of the board of directors if there are two or more disinterested directors;

(ii) by a committee of disinterested directors designated by the majority vote of the disinterested directors (even if less than a quorum);

(iii) by special legal counsel if there are fewer than two disinterested directors; or

(iv) by the shareholders, but shares owned by or voted by a director who is not disinterested may not be voted.

Where the person defends a matter successfully, indemnification for reasonable expenses is mandatory. Officers' and directors' expenses may be paid in advance of final disposition if the person agrees to repay the advances if he is later determined not to be entitled to indemnification.

Our Bylaws provide that our directors shall not be personally liable to us or our shareholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) conduct which violates the NBCA, pertaining to unpermitted distributions to shareholders or loans to directors, or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the NBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the NBCA, as so amended. Further, we are authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by our directors, officers, employees or agents in any proceeding (as defined in the NBCA) to the full extent of the laws of the State of Nevada as may now or hereafter exist.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

During the fiscal year ended August 31, 2008, the Company sold 966,666 shares of its unregistered common stock for $0.06per share. The shares were offered and sold only to five accredited investors as that term is defined in Regulation D. The proceeds to the Company from the sale were $58,000. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering were used to fund the Company's general and administrative expenses. No commissions were paid in connection with the offering.

During the current fiscal year, the Company has sold 1,444,765 shares of its unregistered common stock for $0.05 per share. The shares were offered and sold only to eight accredited investors as that term is defined in Regulation D. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering were used to fund the Company's general and administrative expenses. No commissions were paid in connection with the offering. In addition, during the current fiscal year the Company sold 260,000 shares of its common stock at a deemed price of $0.05 per share in exchange for the cancellation of a promissory note held by its legal counsel in the amount of $13,000. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act.

ITEM 16 – EXHIBITS

Exhibit Number	Description of Document
3.1	Articles of Incorporation *
5.1	Opinion of Gregory B. Lipsker, PLLC
14	Code of Ethics*
23.1	Consent of Malone & Bailey PC
23.2	Consent of Gregory B. Lipsker, PLLC**
24.1	Power of Attorney (Included on the Signature Page)

*	As previously filed on April 14, 2004
**	Included in Exhibit 5.1

ITEM 17 – UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Spokane, State of Washington, on April 28, 2010.

Silver Butte Co., Inc.

By:

/s/ Terrence J. Dunne
Terrence J. Dunne, Director and President
(Principal Executive Officer and Principal Financial and Accounting Officer

Silver Butte Co., Inc.

By:

/s/ Martyn A. Powell
Martyn A. Powell, Director and Secretary

POWER OF ATTORNEY

Know all persons by these presents that the individual whose signature appears below constitutes and appoints Dennis O'Brien and Thomas S. Smith and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in their indicated capacities on April 28, 2010.

/s/ Terrence J. Dunne

_____

Terrence J. Dunne, Director

/s/ Martyn A. Powell

_____

Martyn A. Powell, Director

/s/ Wayne A. Hohman

_____

Wayne A. Hohman, Director

/s/ Edward C. Wert

_____

Edward C. Wert, Director

EXHIBIT INDEX

The following exhibits have been filed as part of this Registration Statement on Form S-1

Exhibit Number	Description of Document
3.1	Articles of Incorporation *
5.1	Opinion of Gregory B. Lipsker, PLLC
14	Code of Ethics*
23.1	Consent of Malone & Bailey PC
23.2	Consent of Gregory B. Lipsker, PLLC**
24.1	Power of Attorney (Included on the Signature Page)

*	As previously filed on April 14, 2004
**	Included in Exhibit 5.1

Exhibit 5.1

GREGORY B. LIPSKER, PLLC
ATTORNEY AT LAW
1017 Washington Mutual Financial Center
601 West Main Avenue
Spokane, Washington   99201-0677
Telephone: (509) 232-2219
Facsimile: (509) 455-8483
glipsker@aol.com

May 3, 2010

Superior Silver Mines, Inc.
P.O. Box 469
Wallace, ID 83873

Re: Registration Statement on Form S-1 as filed May 3, 2010

Gentlemen:

We have acted as counsel to Silver Butte Company, Inc., a Nevada corporation (the "Company"), in connection with a Registration Statement on Form S-1 (the "Registration Statement"), as filed on May 3, 2010 , relating to the resale by certain shareholders of the Company named in the Registration Statement (the "Selling Security Holders") of up to 8,431,499 shares of common stock of the Company, par value $0.001 per share (the "Shares"), issued to the Selling Security Holders.

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below. In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials. We have also assumed that the Shares will be sold as described in the Registration Statement.

Based on the foregoing, we are of the opinion that the Shares are validly issued, fully paid and nonassessable.

This opinion relates solely to the corporate laws of the State of Nevada. We express no opinion as to the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm in the Prospectus constituting part of the Registration Statement.

Sincerely,
/s/ Gregory B. Lipsker
GREGORY B. LIPSKER, PLLC



Exhibit 23.1

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Registration Statement on Form S-1 of our report dated November 23, 2009 with respect to the audited financial statements of Silver Butte Co, Inc. for the years ended August 31, 2009 and 2008.

We also consent to the references to us under the heading "Experts" in such Registration Statement.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

April 30, 2010

10350 Richmond Ave., Suite 800 · Houston, TX 77042 · 713.343.4200
15 Maiden Lane, Suite 1003 · New York, NY 10038 · 212.406.7272
www.malonebailey.com

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